
ALPHA BANK






05006956

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, March 30, 2005
Our reference No.13.1.37

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.I. BILIONI

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr


ATHENS 2004

OFFICIAL BANK


ALPHA BANK

ALPHA BANK A.E.

Resolutions of the Second General Meeting of Shareholders to decide upon Postponed Items from the Extraordinary General Meeting

Alpha Bank announces that the Second General Meeting of Shareholders to decide upon Postponed Items from the Extraordinary General Meeting of its Shareholders was convened in Athens on March 29, 2005. Shareholders representing 80,922,902 voting shares, or 34.42% of the Bank's Share Capital, were present.

The Extraordinary General Meeting had the necessary quorum and thus approved, with a majority vote of 100.00%, all items on the agenda. In particular, the following items were approved:

1. The drafts of the contract and the deed of the merger of "Alpha Bank A.E" and "Delta Singular S.A." by absorption of the latter by the former, the Merger Balance Sheet of "Alpha Bank A.E.", the relevant certificates of the Auditors, the Report of the Board of Directors, according to Article 69, paragraph 4 of Law 2190/1920 and the granting of authorisation for the signing of the notarial deed and the performance of any other act or statement required to this purpose.
2. The increase of the Share Capital of "Alpha Bank A.E." due to the merger by absorption of "Delta Singular S.A.", the issuing and distribution of shares, the amendment of Article 5 of the Articles of Incorporation and the granting of an irrevocable order to the Board of Directors for the settlement of any fractional rights.
3. All deeds, actions and statements, until today, of the Board of Directors of "Alpha Bank A.E." and of its representatives and proxies in relation to the aforementioned merger.

The completion of the merger of "Alpha Bank A.E" and "Delta Singular S.A." by absorption of the latter by the former is anticipated in April 2005, pending the registration of the approval of the Ministry of Development in the Companies' Register, following which the Bank will make all necessary announcements.

Athens, March 30, 2005